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      EXTENSION AGREEMENT FOR NOTE AND SECURITY AGREEMENT

     THIS AGREEMENT is made and entered into as of this date, by and between uniView Technologies Corporation, formerly known as Curtis Mathes Holding Corporation, hereinafter referred to as the "Debtor" and Geneva Reinsurance Company, Ltd., hereinafter referred to as the "Secured Party."

     A. After the conversion of $1,000,000 of the Debt into Debtor's Common Stock, Debtor is indebted to Secured Party in the amount of $741,289.81, including principal and accrued interest, herein referred to as the "Debt", represented by a note signed by Debtor on December 23, 1997, with the principal balance being due and payable on or before December 31, 1998.

     B. Secured Party is the beneficiary of a General Security Agreement, hereinafter referred to as the "Security Agreement", securing the Debt. The Security Agreement was executed by Debtor on December 23, 1997, and a UCC lien was recorded in the office of the Texas Secretary of State, under UCC file number 98-236369. The UCC represents a lien on the property described therein, which is:

     (a) all accounts, contract rights and general intangibles relating to accounts, receivables and claims whether now or hereafter arising; (b) all inventory, wherever located and whether now or hereafter existing, (including, but not limited to, raw materials and work in process, finished goods and materials used or consumed in the manufacture or production thereof, goods in which the Debtor has an interest in mass or a joint or other interest or rights of any kind, and goods which are returned to or repossessed by the Debtor) and all accessions thereto and products thereof and documents therefor; (c) all equipment, wherever located and whether now or hereafter existing, and all parts thereof, accessions thereto, and replacements therefor and all documents and general intangibles covering or relating thereto; (d) all Trademarks, logos, and the goodwill associated therewith, all registrations and recordings thereof, and all applications in connection therewith;
     (e) all Trademark Licenses providing for the grant of any right to use any Trademark held by Debtor; (f) all books and records pertaining to the Collateral; and (g) all proceeds of the foregoing.

     C. Debtor desires an extension of time for the payment of the Debt and Secured Party is willing to grant forbearance to Debtor on the terms and conditions stated in this Agreement.

IT IS THEREFORE AGREED:

     1. Principal and accrued interest on this note shall be convertible into par value $.10 Common Stock of the Debtor at a fixed conversion price of $1.00 per share, which represents the average closing sale price of the Common Stock, as reported by NASDAQ, for the five (5) trading days immediately preceding the date of this agreement.

     2. All of the Principal and interest of this note shall be due and payable on or before March 31, 2002. Debtor shall comply with all the terms and conditions of the Promissory Note except those specifically altered by this Agreement.
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     3.   Debtor  shall comply with all the terms and conditions  of  the
Security Agreement except those specifically altered by this Agreement. The UCC lien described in Paragraph B on the property described in Paragraph B shall continue until the Debt is paid in full.

     DATED as of March 16, 1999.

DEBTOR:  uniView Technologies Corporation         SECURED PARTY:
Geneva Reinsurance
Company, Ltd.

By: /s/  Pat Custer                    By:  /s/   Lewis D. Rowe
Patrick A. Custer, President                 Lewis D. Rowe, Director